UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission file number: 001-39109

Fangdd Network Group Ltd.

Room 4106, Building 12B1

Shenzhen Bay Ecological Technology Park

Nanshan District, Shenzhen, 518063

People’s Republic of China

Phone: +86 755 2699 8968

(Address and Telephone Number of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Transfer of Listing to Nasdaq Capital Market and

Extension of Compliance Period for Minimum Bid Price Requirement

As previously disclosed in a current report on Form 6-K on December 15, 2023, Fangdd Network Group Ltd. (the “Company”) received a notification letter from The Nasdaq Stock Market LLC (“Nasdaq”) dated December 13, 2023, notifying the Company that the bid price of the Company’s American depositary shares (the “ADSs”) had closed below US$1.00 per ADS for a period of 30 consecutive business days, that it was not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”), and that the Company had a grace period of 180 calendar days until June 10, 2024 to regain compliance with the Minimum Bid Price Requirement.

In response to the notification letter, the Company submitted an application to Nasdaq to transfer the listing of its ADSs from The Nasdaq Global Market to The Nasdaq Capital Market. Nasdaq approved the Company’s transfer application on June 11, 2024. The transfer will take effect at the opening of business on June 13, 2024. The transfer is not expected to have any immediate effect on trading of the Company’s ADSs, which will continue to trade uninterruptedly under the symbol “DUO.” The Nasdaq Capital Market operates in substantially the same manner as The Nasdaq Global Market, and companies on The Nasdaq Capital Market must meet certain financial and corporate governance requirements to qualify for continued listing.

In conjunction with such approval, Nasdaq also granted the Company an extended period of 180 calendar days, or until December 9, 2024 (the “Extended Compliance Period”), to regain compliance with the Nasdaq’s Minimum Bid Price Requirement. To regain compliance, the closing bid price of the Company’s ADSs must meet or exceed US$1.00 per ADS for a minimum of 10 consecutive business days.

If the Company’s compliance with the Minimum Bid Price Requirement is not satisfied by the end of the Extended Compliance Period, Nasdaq will notify the Company that its securities will be delisted. At that time, the Company may appeal Nasdaq’s determination to a Hearings Panel.

There can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price Requirement or maintain its listing on The Nasdaq Capital Market. The Company intends to continue actively monitoring the closing bid price of its ADSs and will consider other options to cure the deficiency and regain compliance.

Incorporation by Reference

This report on Form 6-K is hereby incorporated by reference in the registration statement of Fangdd Network Group Ltd. on Form F-3 (No. 333-267397) to the extent not superseded by documents or reports subsequently filed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fangdd Network Group Ltd.

By:	/s/ Xi Zeng
	Name:	Xi Zeng
	Title:	Chief Executive Officer and Chairman of the Board of Directors

Date: June 13, 2024

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